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                            July 21, 2021

       Branislav Vajdic
       Chief Executive Officer
       HeartBeam, Inc.
       2118 Walsh Avenue, Suite 210
       Santa Clara, CA 95050

                                                        Re: HeartBeam, Inc.
                                                            Amendment No. 1 to
Draft Registration Statement on Form S-1
                                                            Submitted July 9,
2021
                                                            CIK No. 0001779372

       Dear Dr. Vajdic:

             We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

       Amendment No. 1 to Draft Registration Statement on Form S-1, Submitted July 9, 2021

       Use of Proceeds, page 32

   1. We note your response to our prior comment 7. Please revise the Use of Proceeds to state, as you do on page 13,
that you will need to secure additional financing in order to fund your first FDA
clearance process and market launch and thus will not achieve these actions using solely
proceeds. If material amounts of other funds are necessary to accomplish the
specified purposes, provide an estimate of the amounts of such other funds and the sources
thereof.
 Branislav Vajdic
FirstName
HeartBeam,LastNameBranislav Vajdic
            Inc.
Comapany
July       NameHeartBeam, Inc.
     21, 2021
July 21,
Page  2 2021 Page 2
FirstName LastName
Dilution, page 35

2. We note the revisions made in your response to comment 8. However, the intent of its
         issuance was directed to how the table was formatted     i.e., the
placement of    historical
         net tangible book value per share    should be situated above pro
forma net tangible book
         value. Please make the appropriate revision.

Executive Compensation, page 64

3. We note your response to our prior comment 13, which we reissue. Please revise the
         Director Compensation table to disclose by footnote to the appropriate column the aggregate number of option awards outstanding at fiscal year-end for fiscal year 2020 pursuant to the Instruction to Item 402(r)(2)(iii) and (iv) of Regulation S-K.
Management's Discussion and Analysis of Financial Condition and Results of Operations, page
81

4. We note your response to comment 9 and revised disclosure. In the Dilution section, please disclose whether the amount of common stock outstanding excludes the amount of common stock that could be issued upon conversion of the 2015 Notes at a conversion price equal to seventy percent of the price per share in the public offering.
Note 6 - Stock-based Compensation, page F-14

5. We note your response to comment 16 in addressing the differences between recent valuations of your common stock to an unknown offering price. However, we will analyze your response after an estimated offering price or range has been determined. In this regard, please address in a revised response the reasons for differences between the fair value attributed to your common stock in recent equity issuances and your initial public offering price, once a price or range has been determined.

       You may contact David Burton at 202-551-3626 or Mary Mast at 202-551-3613 if you
have questions regarding comments on the financial statements and related matters. Please contact Margaret Schwartz at 202-551-7153 or Tom Kluck at 202-551-3233 with any other questions.



                                                              Sincerely,

                                                              Division of
Corporation Finance
                                                              Office of Life
Sciences
cc:      Scott Linsky, Esq.